Heineken Holding N.V.

RECEIVED

2004 APR 19 A 10:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

04024410

date 8 April 2004

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find today's convocation for the meeting of holders of class-A-shares Heineken Holding N.V. and the Annual General Meeting of Shareholders, to be held 29 April 2004.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Yours sincerely,
HEINEKEN HOLDING N.V.

J. Buijs

Encl.

HEINEKEN HOLDING N.V.
established in Amsterdam

Holders of class A-shares and other parties entitled to attend and vote are convoked to a meeting of holders of class A-shares to be held in the Beurs van Berlage, Damrak 243, Amsterdam, at **3.45 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Thursday 29 April 2004**.
The Beurs van Berlage will be open from 1 p.m.

The agenda, including brief explanatory notes to the proposed amendments of the Articles of Association can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.
The literal text of the proposed amendments of the Articles of Association can be obtained from today at the company's office in Amsterdam.

Agenda
Opening
1 Amendments to the Articles of Association concerning, inter alia, the change in nominal value of the A- and B-shares.
Closure

Registration date
The Management Board has determined that only those entered in one of the registers designated by the company on Thursday, 22 April 2004 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the meeting of holders of class A-shares on 29 April 2004.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 22 April 2004. Once an application has been submitted, the shares will be registered up to and including the registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

Holders of registered shares
Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 22 April 2004. Provided they are entered in the company's register of shareholders on 22 April 2004, they will then receive an admission ticket for the meeting by mail.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt to be issued will also serve as admission ticket for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Thursday 29 April 2004.

The Management Board

Amsterdam, 8 April 2004

Information about the shareholders meeting and the annual report can also be found at www.heinekeninternational.com

registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

Holders of registered shares

Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 22 April 2004. Provided they are entered in the company's register of shareholders on 22 April 2004, they will then receive an admission ticket for the meeting by mail.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt to be issued will also serve as admission ticket for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Thursday 29 April 2004.

The Management Board

Amsterdam, 8 April 2004

Information about the shareholders meeting and the annual report can also be found at www.heinekeninternational.com

HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, Damrak 243, Amsterdam, at **4.00 p.m. - or later, if the meeting of holders of class A-shares Heineken Holding N.V. has not finished - on Thursday 29 April 2004**.
The Beurs van Berlage will be open from 1 p.m.

The agenda, including brief explanatory notes to the proposed amendments of the Articles of Association, as well as the annual report and the annual accounts relating to the financial year 2003 and the information as referred to in article 2:392, paragraph 1 of the Netherlands Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.
The literal text of the proposed amendments of the Articles of Association can be obtained from today at the company's office in Amsterdam.

Agenda
Opening
1. Report for the financial year 2003.
2. Adoption of the Balance Sheet as at 31 December 2003, of the Profit and Loss account for 2003 and the Notes.
3. Announcement of the appropriation of the balance of the Profit and Loss account as provided in Article 12 paragraph 1 of the Articles of Association.
4 Discharge of the members of the Management Board for the exercise of their management.
5 Share split, every four A- or B-shares of EUR 2 nominal value entitling the holder to five A- or B-shares of EUR 1.60 nominal value.
6 Amendments to the Articles of Association concerning, inter alia, the change in nominal value of the A- and B-shares.
7 The Dutch Corporate Governance Code.
8 Proposition to appoint KPMG Accountants N.V. as accountant of the company for a period of four years, as from 1 January 2004.
Closure

Registration date
The Management Board has determined that only those entered in one of the registers designated by the company on Thursday, 22 April 2004 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the General Meeting of Shareholders on 29 April 2004.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 22 April 2004. Once an application has been submitted, the shares will be registered up to and including the